





Campaign Screenshots

12:08

MOONROCK
MOONROCK
Invest now to become a ground-floor investor.
6 of 7

Moonrock — Landlord & Tenant Tech

$4,000 Funding Goal

Mobile App | Real Estate | NASA Fellows | No Debt | Payments Solution | 119 Days Left

Funding Status

All investors get a full refund if $4,000 is not reached when the time to invest expires.

INVEST $25 OR MORE

0% of goal raised

12:08

$0 of $4,000

0% of goal raised

0 investors

119 Days Left to Invest

What We Do

Moonrock is a mobile property management app for do-it yourself ("DIY") landlords. Landlords will have the ability to see a list of their properties, receive rent payments, and work orders. The tenants will be able to submit work orders, pay their rent, and send a direct message to the landlord to voice any concerns about the property.

One of our favorite features of Moonrock is that it allows the maintenance worker/vendor of the landlord's choosing to see and respond to the work orders so they can respond in real time. Plus, the maintenance worker can also request payments from the landlord once the job is complete.

Moonrock is a mobile one-stop shop for all

INVEST $25 OR MORE

12:08

landlord-tenant relationship needs.

View Business Plan

Highlights

- Incorporated on 6/3/2019
- Given a $1000 grant by the I-CORPS program at Louisiana State University (LSU)
- Given $5,000 grant from the Delta I-Fund
- Completed wireframes, next step is development

Use of Funds Raised

MoonRock Property Management LLC will use the funds to expand their business by investing in marketing, hiring, and product development.

Breakdown

INVEST $25 OR MORE

12:08

Hiring (0%)
Marketing (0%)
Miventure Listing Fee (7%)
Product Development (93%)

Meet The Team



De'Shon Swafford
Cofounder

De'Shon got his bachelor's degree in Electronic Engineering Tech from Grambling State University (GSU). He also interned for NASA Marshall Space Flight Center where he did electrical work for the robotics team. He went on to get his master's degree in Material Science & Engineering from Southern University. He also did an internship for Homeland Security while in grad school. He is currently working for Nextera Energy FPL as an engineer in Power Delivery while working on

INVEST $25 OR MORE

12:08

on to get his master's degree in Material Science & Engineering from Southern University. He also did an internship for Homeland Security while in grad school. He is currently working for Nextera Energy FPL as an engineer in Power Delivery while working on the Moonrock App.



Monroe Willis
Cofounder

Monroe is a Cofounder of Moonrock Property Management. Monroe received his bachelor's degree in Electronic Engineering Tech from Grambling State University. While at GSU, he did an internship for Walt Disney World. He went on to get his master's degree in Material Science & Engineering from Southern University. He interned with NASA at Langley Research Center while he was in grad school. After grad school, he took a full time job at NASA where he is currently working at Kennedy Space Center as a Material Engineer. When he's not sending people to space, he is

INVEST $25 OR MORE

12:09

View Owner's Story

WHY US?

"We saw a simple solution while working as maintenance workers that will help minimize the time and headaches when it comes to managing properties." -De'Shon Swafford, Cofounder

Investment Terms

Funding Goal:	$4,000 - $60,000
Valuation Cap:	$1,200,000
Discount:	80%
Investment Type:	Crowd SAFE

INVEST $25 OR MORE

12:09

Discount:	80%
Investment Type:	Crowd SAFE
Offering Type:	Reg CF

View Business Plan

Ask the Startup

Startup News

Investment Risks

Offering Documents

Share this Opportunity

Moonrock is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc.

INVEST $25 OR MORE

campaign may contain forward-looking statements and information relating to the company, its

12:09

Startup News

Investment Risks

Offering Documents

Share this Opportunity

Moonrock is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Moonrock without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

12:09

Moonrock

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Our product and services will be free to download. We are making things simple and cost-efficient for our customers. We will make money by taking a small percentage of the transactions used to pay rent and for maintenance tasks all within the platform. The transaction fee will be 1.5%.

Market

We are focusing on the DIY Landlords that operate their properties themselves. Some of these landlords live in rural areas and don't have the tools needed to manage their

INVEST $25 OR MORE

charging. Therefore we are making a software

charging. Therefore we are making a software specific for these landlords that will be simple to use and cost efficient.

Competitors

A few of our competitors are yardi, entrata, truerent and many more. What makes us different from others is our target market. Most of these companies are targeting commercial properties and large apartment complexes. We are focusing on the DIY Landlords that operate their properties themselves. Some of these landlords live in rural areas and dont have the tools needed to manage their properties. Most landlords are not trying to pay the monthly fee that these other companies are charging. Therefore we are making a software specific for these landlords that will be simple to use and cost efficient.

Financial History

INVEST $25 OR MORE

Total founder(s) contribution: $2,500
Total existing debt amount: $0

Total existing debt amount: $0
- Total revenue to date: $2,158
- Total cash on hand: $2,158

Financial Projections

By end of 2025, have over 50,000+ users.



● Revenue   ● Expenses

INVEST $25 OR MORE

Moonrock is offering equity-based securities under



● Revenue   ● Expenses

[◁ **Share this Opportunity**]

Moonrock is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Moonrock without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE



Enhancing the Landlord & Tenant Relationship

Moonrock

Meet Monroe Willis (left) & Deshon Swafford (right), the founders of Moonrock

What inspired you to create your company?

We worked as maintenance workers at our apartment complex during grad school. We saw the ins and outs of how majority property management companies work and saw ways for improvement.

VIEW OPPORTUNITY

building your company?

What has been your favorite part about building your company?

Our favorite part is seeing something that was just an idea actually turning into something tangible. We started with an idea, developed a plan and executed on our goals. Now we are in the process of seeing everything come into reality.

What has been your biggest obstacle so far?

Our biggest obstacle so far is raising money. We have tried many ways to raise money. We aren't big enough for VCs and our family background isn't financial enough to help us get started.

Why should people invest in your company?

By using MoonRock we are creating a platform that will be user friendly for DIY landlords. It's designed with the intention to help the DIY landlords manage their properties. We saw a simple solution while working as maintenance workers that will help minimize the time and

VIEW OPPORTUNITY

---

just an idea actually turning into something tangible. We started with an idea, developed a plan and executed on our goals. Now we are in the process of seeing everything come into reality.

What has been your biggest obstacle so far?

Our biggest obstacle so far is raising money. We have tried many ways to raise money. We aren't big enough for VCs and our family background isn't financial enough to help us get started.

Why should people invest in your company?

By using MoonRock we are creating a platform that will be user friendly for DIY landlords. It's designed with the intention to help the DIY landlords manage their properties. We saw a simple solution while working as maintenance workers that will help minimize the time and headaches when it comes to managing properties.

VIEW OPPORTUNITY